

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 25, 2005

Ms. Sandra Kahn
Chief Financial Officer
Empire Resources, Inc.
One Parker Plaza
Fort Lee, New Jersey  07024

> **Re:** **Empire Resources, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2004**
> **Filed March 31, 2005**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2005**
> **Filed May 16, 2005**
> **Letter dated July 8, 2005**
> **File No. 1-12127**

Dear Ms. Kahn:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Barry Stem
Senior Assistant Chief
Accountant